[BOOKHAM LETTERHEAD]
March 23, 2009
Via Edgar and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Bookham, Inc. Form S-4 Registration Statement (File No. 333-157528)
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective at 4:30 p.m. Eastern Time on March 24, 2009 or as soon thereafter as is practicable.
The undersigned registrant hereby acknowledges that:
•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Bookham, Inc.

By:	/s/ Alain Couder

Alain Couder
Chief Executive Officer and President

cc:	Kate Rundle, Esq.
Richard C. Blake, Esq.
Keith A. Flaum, Esq.
Chadwick L. Mills, Esq.